December 22, 2006

Via facsimile to ((713) 221-2112) and U.S. Mail

John R. Brantley, Esq.
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, TX  77043

Re:	Seitel, Inc.
      Revised Preliminary Schedule 14A
      Filed December 21, 2006
      File No. 001-10165

      Amended Schedule 13E-3
      Filed December 21, 2006
      File No. 005-37899

Dear Mr. Brantley:

      We have reviewed the above filings and have the following comment.

Revised Preliminary Schedule 14A
Where You Can Find More Information, page 97
1. We note your response to comment 27; however, Schedule 13E-3 does not provide for the forward incorporation by reference of future Exchange Act reports filed after the date of the proxy statement and before the date of the special meeting. See Rule 13e-3(d)(2) and General Instruction F to Schedule 13E-3.

*       *       *       *
      Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
John R. Brantley, Esq.
Bracewell & Giuliani LLP
December 12, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE